MJ Holdings, Inc.

2580 S. Sorrel St.

Las Vegas, NV 89146

August 29, 2022

United States

Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Services

Washington, DC 20549

Re:	MJ Holdings, Inc.
Registration Statement on Form S-1/A
Filed August 25, 2022
File No. 333-266614

To Whom It May Concern:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, MJ Holdings, Inc. (the “Registrant”), hereby requests acceleration of the effective date of the Registration Statement referred to above so that it may become effective at 4:00 p.m. Eastern Standard Time on September 1, 2022, or as soon thereafter as practicable.

We acknowledge the following:

●	should the U.S. Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in this matter.

Sincerely,

/s/ Roger Bloss
Roger Bloss
Chief Executive Officer

Cc: Law Offices of Gary L. Blum, care of Gary L. Blum, Esquire